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Exhibit 99.7

FORM OF LETTER TO CLIENTS

To Our Clients:	, 2008

        We are sending you this letter because we hold shares of common stock, par value $0.01 per share, of Foamex International Inc. (the "Company") for you. The Company has granted to its shareholders non-transferable rights to purchase shares of its common stock.

        We have enclosed a copy of the following documents:

  1.
  The prospectus dated                        , 2008; and

  2.
  A "Beneficial Owner Election Form" which you can use to tell us what you would like to do with your rights.

        As described in the prospectus, you will receive one non-transferable right for each share of the Company's common stock you own on                                    , 2008, the record date for the rights offering. Each right entitles a holder of common stock to purchase                        shares of common stock at an exercise price of $0.65 per share in cash. Refer to the sections in the prospectus titled "Questions and Answers About the Rights Offering" and "The Rights Offering."

        If you exercise your rights in the rights offering and a fully and properly completed rights certificate together with the payment of the exercise price for the shares you have elected to purchase is returned to the rights agent by                        , 2008, you will be entitled to receive a 2% premium, payable in shares of the Company's common stock, on any shares you acquire resulting from your subscription for such shares on or prior to such date. You should read the prospectus for more details on this early participation premium. If you wish to receive the early participation premium, the properly completed rights certificate together with the payment of the exercise price for the shares you have elected to purchase must be received by the rights agent by                        , 2008.

        The materials enclosed are being sent to you as the beneficial owners of the shares of the Company's common stock carried by us in your account but which are not registered directly in your name. EXERCISE OF THE RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER PURSUANT TO YOUR INSTRUCTIONS. Accordingly, we request instructions as to whether you wish us to purchase any shares of common stock. However, we urge you to read the enclosed documents carefully before instructing us to exercise your rights.

        Your instructions should be sent to us in order to permit us to exercise your rights on your behalf in accordance with the terms of the rights offering. YOUR RIGHTS WILL EXPIRE, IF NOT PREVIOUSLY EXERCISED, AT 5:00 P.M., NEW YORK CITY TIME, ON                                    , 2008, UNLESS THE TIME PERIOD FOR EXERCISING THE RIGHTS IS EXTENDED BY FOAMEX INTERNATIONAL INC. (AS IT MAY BE EXTENDED, THE "EXPIRATION DATE"). ONCE YOU HAVE EXERCISED YOUR RIGHTS, SUCH EXERCISE MAY NOT BE WITHDRAWN.

        If you wish to have us, on your behalf, exercise the rights for shares of common stock, please instruct us by completing, executing and returning the enclosed form entitled "Beneficial Owner Election Form."

Very truly yours,
[BANK, BROKER OR OTHER NOMINEE]

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FORM OF LETTER TO CLIENTS